Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

U.S.A.

Re:

Avrupa Minerals Ltd.

Registration Statement on Form 20-FR12G

Filed June 4, 2012

Amendment No. 1 to Registration Statement on Form 20-FR12G

Filed June 22, 2012

File No. 000-54728

Dear Mr. Reynolds,

On behalf of Avrupa Minerals Ltd. (“Avrupa” or the “Company”), we are submitting this letter and the following information in response to a letter, dated July 20, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”), filed on June 22, 2012. We are also electronically transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement filed on June 22, 2012.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text, and have provided the Company’s responses immediately following each numbered comment. Page references in the text of this response letter correspond to the page numbers of the Staff’s letter, dated July 20, 2012, except where otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In providing this response, we acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSES TO COMMENTS

General

1.

Please note that your Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response 1: We have noted the Staff’s comment.

2.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your registration statement that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Response 2: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amendment.

Item 3. Key Information, page 4

Capitalization and Indebtedness, page 6

3.

Please revise the capitalization table to present the dollar amounts of each of the components of your capitalization and indebtedness as of March 31, 2012 to reflect the capitalization on an actual basis and, if applicable, “as adjusted” for the sale of new securities being issued. See Instructions to Item 3.B of Form 20-F.

Response 3: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amendment to present the dollar amounts of each of the components of the Company’s capitalization and indebtedness as of March 31, 2012.

Description of Business

4.

Please revise your disclosure to address the company’s competitive position in its industry.

Response 4: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment to include the following description of the Company’s competitive position: “The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.”

5.

Please address in more detail the governmental regulations on the company’s mineral exploration in Portugal, Kosovo and Germany. Also address the effects of the governmental regulation on the company’s business.

Response 5: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment to include the following description of governmental regulations and their effect on the Company’s business:

“The mineral projects in which the Company has an interest are located in Portugal, Kosovo and Germany.  These countries are politically stable European jurisdictions governed by democratically-elected leaders. In each of these countries, the legal, tax, and administrative institutions for business activities are in place, and processes and procedures are established and understood.  In Kosovo, the legal and administrative framework for the mining industry has been established over the past ten years, first by the United Nations Mission in Kosovo and followed-up and further developed by the Kosovo government.  Specifically, a new mining law, established in 2010, exists, and the independent regulator and oversight mechanism is functioning properly.

“Mineral exploration and mining activities in Portugal, Kosovo and Germany may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Future operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

“Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

“On the Federal, Provincial/Territorial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.”

6.

Please revise to present information regarding your plan of operations for remainder of the fiscal year. See Instruction 2 to Item 4.B of Form 20-F.

Response 6: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment to include the following description of the Company’s plan of operations for the remainder of fiscal 2012:

“During the year ended December 31, 2011, the Company entered into a joint venture with Antofagasta Minerals SA (“Antofagasta”) for its Alvalade property in Portugal.

“The Company’s 2012 activities are influenced by the following factors:

•

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal and Antofagasta increased its exploration budget to US$2.5 million for 2012.

•

The Company established a joint venture with Blackheath Resources Inc. on its Covas property in Portugal to spend €300,000 in exploration on the property before March 20, 2013.

•

The Company recently completed a $1.2 million financing in March 2012 and is negotiating additional ventures on its existing portfolio of properties.”

History and Development of the Business, page 11

7.

Please revise to define “NSR”.

Response 7: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amendment.

Mineral Properties, page 12

8.

Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

•

The nature of your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•

The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

•

The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

Response 8: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

9.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•

The location and means of access to your property, including the modes of transportation utilized to and from the property.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing.

Response 9: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

10.

Please provide an overview of the exploration, mining, and environmental permit requirements for each of your properties. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Response 10: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

11.

We note that several of your exploration properties are located on sites with historical operations. Please fully discuss any potential environmental liabilities associated with your properties.

Response 11: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

12.

We note your disclosure of sample results for several of your properties. Please only disclose sample results with specific sample widths and associated results. In this regard we note that several sample results disclosed in your filing are reported in terms of “up to” a particular value, rather than a specific number associated with an interval.

Response 12: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

13.

Please summarize your quality control procedures associated with your sampling data. This should include the type of analytical or testing procedures utilized, sample size, the name and location of each analytical or testing laboratory used, and any relationship of the laboratory to your company.

Response 13: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

14.

We note your disclosure of a historical resource for your Covas property. It does not appear that you have disclosed all the information under Part 2.4 of Canadian National Instrument 43-101 in regards to your historical resource. Please advise.

Response 14: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

15.

We note your disclosure regarding your agreement to option out your Covas tungsten project to Blackheath Resources Inc. with spending requirements of €300,000 before March 20, 2013. Additionally, we note your statement that you have signed an agreement with the Government of Portugal to extend your exploration license until March 20, 2013 with the requirement of a work investment of €500,000. Please clarify how the difference in these two amounts will be funded.

Response 15: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

16.

Please provide a detailed description of your exploration plans as required by paragraph (b)(4)(i) of Industry Guide 7. This information should include:

•

A brief geological justification for each of the exploration projects written in nontechnical language.

•

A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

A brief outline of all phases of exploration activity.

•

A discussion of exploration funding.

•

A statement, if applicable, identifying properties in which there is no current planned exploration program.

Please identify who will be conducting any proposed exploration work and disclose their qualifications.

Response 16: In response to the Staff’s comment, the Company has revised the disclosure in section 4 on pages 13 to 26 of the Amendment.

Item 5. Operating and Financial Review and Prospects, page 22

Liquidity and Capital Resources, page 23

17.

 We note throughout your document you state that your business has a history of losses and no operational cash flow and your business is dependent on additional financing for planned exploration programs. Please revise your liquidity discussion to disclose the following:

•

A description of the internal and external sources of liquidity, including a statement that, if true, that working capital is sufficient for the company’s present requirements, or, if not, how you propose to provide additional working capital needed; and

•

Provide information regarding any material commitments for capital expenditures as of the end of the latest financial year and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Response 17: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amendment.

Item 6. Directors, Senior Management and Employees, page 32

18.

Please revise the biography of Donald Ranta to indicate where he is employed and the dates of the positions held.

Response 18: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amendment.

19.

Please revise the biography of Winnie Wong to indicate the dates of the positions held at Pacific Opportunity Capital Ltd. and Pivotal Corporation.

Response 19: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amendment.

Summary Compensation Table, page 35

20.

We note that Mark Brown is the president and director of Pacific Opportunity Capital Ltd. and that the company provided management, administrative and secretarial functions to the company. Please advise us why the compensation paid to Pacific Opportunity Capital is not reflected in the compensation table for Mr. Mark Brown.

Response 20: In response to the Staff’s comment, the Company has revised the compensation table and corresponding footnotes on page 39 of the Amendment to classify the amounts paid to Pacific Opportunity Capital as compensation to Mark Brown.

Staffing, page 38

21.

Please revise to indicate the number of employees at the end of the period for the past three financial years.

Response 21: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amendment.

Related Party Transactions, page 40

22.

We note your statement in footnote (a) that “Pacific Opportunity Capital Ltd.” Is controlled by a director of the company. Please revise to identify the director who controls Pacific Opportunity Capital Ltd.

Response 22: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment.

23.

Please revise to clarify, if true, that the first three columns in the related party transactions table reflects the largest amount outstanding during the periods covered.

Response 23: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment to clarify that the amounts in the first three columns in the related party transactions table represent expenses incurred from related parties during the noted periods, and that the amounts in the last three columns represent balances owing to related parties as of the noted reporting dates.

24.

Please revise to clarify the consulting services provided by Paul Kuhn for the noted periods.

Response 24: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment to clarify the nature of the consulting services provided during the noted periods.

25.

Please revise to clarify the consulting services provided by Mineralia for the noted periods.

Response 25: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Amendment to clarify the nature of the consulting services provided during the noted periods.

26.

Please revise your disclosure to indicate when the loan by Peter Merkel was made and the interest rate on the loan.

Response 26: In response to the Staff’s comment, the Company has revised the disclosure of footnote (d) on page 44 of the Amendment to provide the following description of the loan by Peter Merkel:

“During the eight months ended December 31, 2010, Peter Merkel received 275,000 common shares at a fair value of $0.37 price ($101,750) to settle the working capital loan and the interests owing to him in the amount of €88,385 ($118,383). The loan was made from Peter Merkel to Innomatik Exploration Kosovo LLC in 2009, prior to the Company’s acquisition of its 92.5% interest in Innomatik Exploration Kosovo LLC on July 13, 2010. The loan was made to fund the operations of Innomatik Exploration Kosovo LLC in 2009. Interest on the loan was charged at a rate of 6% per annum. As at April 30 2010, and all preceding reporting dates, the Company had no amounts owing to Peter Merkel as the Company did not acquire its 92.5% interest in Innomatik Exploration Kosovo LLC until July 13, 2010. As at December 31, 2010, and all reporting dates thereafter, the Company had no amounts owing to Peter Merkel after the above mentioned shares-for-debt settlement.”

27.

Please advise us why the loan amount by Peter Merkel is not reflected in the related party transactions table.

Response 27: In response to the Staff’s comment, the Company has revised the disclosure of footnote (d) on page 44 of the Amendment in the manner described in Response 26 above.

Item 9. Offer and Listing of Securities, page 41

28.

 Please advise us whether the company’s securities are traded on the “pink sheets” under the symbol AVPMF. We may have further comment.

Response 28: The Company did not realize its securities were traded on the “pink sheets” until the Company got the Staff’s comment on July 20, 2012.  The Company did not apply to be listed on the “pink sheets” and did not have any knowledge as to who listed the Company’s securities there.

Disclosures About Market Risk, page 55

29.

Please revise to address any commodity price risk applicable to the company or advise us why the disclosure is not necessary.

Response 29: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amendment as follows:

“As the Company is currently in the exploration phase and has no producing mineral properties, it is not currently exposed to commodity price risk.”

Financial Statements for the Year Ended December 31, 2011

Independent Auditors’ Report, page 82

30.

Your auditors’ report states that the audit was conducted in accordance with Canadian generally auditing standards rather than in accordance with the standards of the PCAOB. Please note that the independent auditors’ report should include a statement that the audit was conducted “in accordance with the standards of the Public Company Accounting Oversight Board (United States),” as required in Instruction 2 to Item 8.A.2 of Form 20-F and Article 2 of Regulation S-X.

Response 30:  The auditors’ report for the year ended December 31, 2011 financial statements has been amended to reflect that the audit was conducted in accordance with the standards of the PCAOB.

Note 3. Asset Acquisition, page 97

31.

You disclose that you acquired from MAEPA and Innomatik a total of $575,453 exploration and evaluation assets during 2010, however your balance sheets states the balance of $876,507. Please tell us and disclose what other assets are included in the balance sheet balance of $876,507 at December 31, 2010. We note your purchase of assets in your statement of cash flows of $183,139 however, it is unclear from your disclosure what these assets relate to and what the remaining balance relates to and how it was recorded.

Response 31: The $876,507 addition to the Exploration and Evaluation Assets during the eight months ended December 31, 2010 comprises of: (a) $575,453 consideration paid to Metallica Mining ASA (the former majority shareholder of MAEPA and Innomatik) per Note 3 Asset Acquisition; and (b) $301,054 costs directly attributable to the property acquisition, being primarily legal and regulatory fees.

Note 6. Capital and Resources, page 101

(e) Share Purchase Option Compensation Plan, page 102

32.

You disclose that 10,000 options expired subsequent to December 31, 2011, however, this expiration does not appear to be presented on the table included on page 126 of your March 31, 2012 financial statements. Please clarify whether or not these options expired and if so, please revise to correctly present these options as expired in your March 31, 2012 financial statement footnotes.

Response 32: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Amendment to clarify that 10,000 options expired subsequent to March 31, 2012 in April 2012.

33.

Please revise to include all disclosures required by paragraphs 44-52 of IFRS 2. In this regard, please ensure to disclosure all of the terms on the options granted, including vesting provisions, terms and method of settlement as well as the following information:

•

For share options outstanding at the end of the period for share options outstanding at the end of the period, the range of exercise prices and weighted average remaining contractual life; and

•

Disclose the effect of share-based payment transactions on your profit or loss for the period and on your financial position as required in paragraph 51 of IFRS.

Response 33:  Per discussion with Melissa Rocha and Raquel Howard on July 24, 2012, the Company is addressing this comment by way of this response letter.  The Company confirms that its disclosure is in accordance with paragraphs 44-52 of IFRS 2 in that it has disclosed the opening balance, the additions / expiration / exercise of options during the period, the closing balance, the number of exercisable options, the weighted average price for each of those columns and the weighted average contractual remaining life.

The exercise price, term and vesting period of each option grant are determined by the board of directors within regulatory guidelines.  Thus far, the Company’s options vest immediately upon granting.  The Company’s options can only be settled with cash.

The Company had no option grant during the year ended December 31, 2011 and the year ended April 30, 2010.  During the eight months ended December 31, 2010 and during the three months ended March 31, 2012, the Company granted options which vested immediately, resulting in $212,410 and $25,070 share-based payments recognized during those periods respectively.  The assumptions used to calculate such share-based payments were disclosed in the financial statements notes.

34.

When disclosing your assumptions used to calculate fair value for your options, you disclose “nil” for December 31, 2011 and March 31, 2011. Please explain why your assumptions were “nil” and how this impacted your option valuation that was recorded in your financial statements.

Response 34: As mentioned in point #33 above, during the year ended December 31, 2011, the Company did not grant any options and since the earlier granted options vested immediately, there were no share-based payments recognized for the year ended December 31, 2011 and for the three months ended March 31, 2011.

Exhibits

35.

A number of exhibits, including Exhibits 1.1, 1.2 and 1.3, are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file these exhibits in the proper format with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response 35: The Company reviewed the relevant portions of the Reg S-T and the EDGAR manual as well as the filings done by the Company.

The Company has re-filed the Exhibits 1.2, 4.1 and 4.2 in an acceptable electronic format; however, the other exhibits such as Exhibits 1.1 and 1.3 can only be found as images.

The Company has exhausted all reasonable and possible venues to obtain acceptable electronic format for the other images and to recreate those exhibits in acceptable format will post undue hardship for the Company.  The Company has made a good faith effort to keep the files as small as possible instead.

Please direct any questions or comments regarding the above to the undersigned.

Very truly yours,

Winnie Wong

Chief Financial Officer

Avrupa Minerals Ltd.

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